Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

LiveRamp Holdings, Inc.

We hereby consent to the incorporation by reference in the Registration Statements (Nos. 333-57470, 333-136919, 333-158005, 333-221162 and 333-223520) on Form S-8 of LiveRamp Holdings, Inc. of our report dated June 29, 2022, with respect to the statements of net assets available for benefits of the LiveRamp Holdings, Inc. Retirement Savings Plan, as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2021, which is included in the December 31, 2021, Annual Report on Form 11-K of the LiveRamp Holdings, Inc. Retirement Savings Plan.

/s/ FORVIS, LLP

(Formerly BKD, LLP)

Little Rock, Arkansas

June 29, 2022